Exhibit 99.70

EIFO, Denmark’s Export Credit Agency, Issues Letter of Intent for a Guarantee of up to EUR 170 Million for the First Phosphate Igneous Phosphate Mining Project

Saguenay, Québec--(Newsfile Corp. - April 13, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that it has finalized a letter of Intent (“LOI”) from the Danish Export Credit Agency (“EIFO”) for up to EUR 170 Million in equipment and services purchases for its igneous phosphate mine project in Saguenay-Lac-St-Jean, Quebec, Canada.

EIFO is backed by the Danish state, and as such, the EIFO guarantee can be considered AAA rated. The guarantee is provided to one or more banks providing the funding and EIFO participation can be expected to be pro rata and pari passu with other senior lenders.

“We look forward to continuing to work with First Phosphate and the other parties involved in this transaction,” says Jens Hestbech, Director of EIFO. “We can assure First Phosphate that we will work with a constructive approach towards the project, in order to reach a successful result.”

EIFO has been involved in the financing of a significant number of transactions and projects around the world and has extensive experience within the field of export and project finance.

Issuance of an EIFO guarantee is subject to EIFO internal credit approval, satisfactory documentation as well as satisfactory completion of normal and customary project due diligence, including but not limited to environmental and social matters. The LOI remains non-binding until the exact borrower/guarantor and security arrangements are established and is subject to Danish law and Danish jurisdiction.

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For further information, please contact:

Armand MacKenzie

President

armand@firstphosphate.com

Tel: +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the Company’s ability to meet EIFO review and approval requirements, the engagement of participating banks, and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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https://www.newsfilecorp.com/release/292070